July 10, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:    Duke Realty Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 1-09044

Dear Mr. Gordon:

The Company is providing this letter to you in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated June 26, 2012 (the “Comment Letter”) related to the Company’s 2011 Annual Report on Form 10-K (the “2011 Form 10-K”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the Company has reproduced below the original text of the Staff’s comments, and has included its responses immediately following such comments.

Please note that the Company is filing this response letter via EDGAR submission.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Key Performance Indicators, page 24

1. We have considered your response to comment 3 in our letter dated May 8, 2012. In future Exchange Act periodic reports, please consider including Property NOI. To the extent you continue to provide Property NOI elsewhere, please describe how you determine the properties that fall within the "same property" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

Response:

We have consistently disclosed Funds From Operations ("FFO"), in conjunction with net income (loss) computed in accordance with GAAP, as our primary measure of total company operating performance. FFO is the primary operating measure used by our chief operating decision maker (our CEO is our chief operating decision maker) for purposes of making decisions and assessing overall company performance.

We include NOI, as a property-level supplemental measure, outside of our Exchange Act periodic reports in order to be responsive to the requests of members of the analyst community, not because we view it to be a primary measure of overall operating performance that could be used to better understand our GAAP financial statements. Internally, we utilize same property NOI as a supplemental measure to evaluate property-level performance, without differentiating or making adjustment with regard to whether a property is consolidated or jointly controlled.

As we stated in our initial response, we believe that presenting NOI as a Key Performance Indicator, which would be a third performance measure in addition to FFO and GAAP net income (loss), could be confusing to many of the users of our financial statements in evaluating our operating results.

We acknowledge that it is common among our peers (other publicly traded industrial and suburban office REITs) to disclose NOI in their Exchange Act periodic reports. However, as indicated in their segment reporting disclosures, the chief operating decision maker(s) of those peers appear to rely primarily on net operating income and similar measures to make decisions about allocating resources and assessing performance.

For future disclosures of NOI, as a supplemental measure outside of our Exchange Act periodic reports, we will describe how we determine the properties that fall within the same property pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

2. We have considered your response to comment 4 in our letter dated May 8, 2012. Please confirm that in future Exchange Act periodic reports you will describe the extent to which your results have been impacted by a change in same property average rent rather than occupancy or other factors.

Response:

In our future Exchange Act periodic reports we will describe, to the extent material, how our results have been impacted by a change in same property average rent rather than occupancy or other factors.

Critical Accounting Policies

Cost Capitalization, page 35

3. We have considered your response to comment 8 in our letter dated May 8, 2012. In future Exchange Act periodic reports, please disclose separately the amounts of total overhead costs capitalized to development and leasing.

Response:

In future Exchange Act periodic reports, we will disclose separately the amounts of total overhead costs capitalized to development and leasing.

As requested in your Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6065.

Sincerely,

/s/ Christie B. Kelly
Christie B. Kelly
Executive Vice President and Chief Financial Officer
Duke Realty Corporation

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